UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 28, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON JUNE 28th, 2022

DATE, TIME AND PLACE: On June 28th, 2022, at 2.30 pm, at TIM S.A. (“Company”), located at Avenida João Cabral de Mello Neto, No. 850, South Tower, Ground Floor – Auditorium, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: Shareholders representing more than two-thirds (2/3) of the total capital stock, including holders of the American Depositary Receipts, pursuant to (1) the signatures on the Shareholders’ Attendance Book; and (2) the valid distance voting ballots received on the terms of the Brazilian Securities Commission (“CVM”) regulations. Also attended the meeting, by videoconference, Messrs. Camille Loyo Faria, Diretora Financeiro e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer); Nicandro Durante, Chairman of the Board of Directors, of the Compensation Committee and of the Environmental, Social & Governance Committee; Jaques Horn, Diretor Jurídico (Legal Officer); Walmir Urbano Kesseli, Chairman of the Fiscal Council; Gesner José de Oliveira Filho, member of the Board of Directors and Coordinator of the Statutory Audit Committee; and Herculano Aníbal Alves, member of the Board of Directors and Chairman of the Control and Risks Committee. It is also registered the attendance of Messrs. Marcelo Moura and Marcos Saldanha, representatives of Pinheiro Neto Legal Advisory, and, by videoconference, of Messrs. Bruno Bottino and Luiz Paulo, representatives of Apsis Consultoria Empresarial Ltda., to provide clarifications on issues that may be raised by Shareholders.

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mr. Jaques Horn.

PUBLICATIONS AND CALL NOTICE: The information and documents provided for in CVM Resolution No. 81 of March 29th, 2022, relating to the matters to be resolved on, including other material information and documents for the exercise of the shareholders’ voting rights were made available to the shareholders at the Company’s head office, on the Company’s Investor Relations website (https://ri.tim.com.br/) and on the CVM website (www.cvm.gov.br). The Call Notice was published on May 25th, 26th and 27th, 2022, on pages 1/2, 1 and 4 of the Official Gazette of the State of Rio de Janeiro, respectively, and on May 25th, 26th and 27th, 2022, on pages A8, A14 and B6 of the Valor Econômico, respectively.

CONT. MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM S.A

June 28th, 2022

AGENDA: (1) To ratify the appointment, by the Company’s management, of Apsis Consultoria Empresarial Ltda. (“Appraiser”) as the specialized company responsible for preparing the appraisal report, according to the fair value criteria, on the shares issued by Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”), pursuant to and for the purposes of Section 256 of Law No. 6,404 of December 15th, 1976 (“Corporation Law” and “Appraisal Report,” respectively); (2) To approve the Appraisal Report; (3) To ratify, pursuant to Section 256 of the Corporation Law, the Company’s acquisition of shares representing 100% of the capital stock of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., as provided in the Share Purchase Agreement and Other Covenants executed, among others, between the Company and Oi S.A. – Em Recuperação Judicial on January 28th, 2021, as amended on April 13th, 2022 (“Transaction”); and (4) To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meeting held on April 26th, 2022.

RESOLUTIONS: Initially, it is recorded that the consolidated voting map for the votes received by the distance voting ballots was made available for consultation, pursuant to Section 48, paragraph 4 of CVM Resolution No. 81 of March 29th, 2022. Then, the Chairman proposed: (1) the dismissal of the reading of the other documents related to the Agenda to be discussed on this Extraordinary Shareholders’ Meeting, according to the Section 134 of the Corporation Law, taking into account that the shareholders are fully aware of the contents thereof; (2) the recording of these minutes as a summary and its publication without the signatures of all shareholders, in accordance with Section 130, paragraphs 1 and 2 of the Corporation Law, respectively; and (3) that the voting statements, abstentions, protests and dissidences, eventually casted, were received, numbered and certified by the Board, and be filed at the Company’s head office, pursuant to Section 130, paragraph 1 of the Corporation Law. Without any opposition, the shareholders attending the meeting agreed with the proposals presented by the Chairman. Finally, after analysis and discussion of the items in the Agenda, the shareholders resolved:

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CONT. MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A June 28th, 2022

(1) To ratify, by the majority of the votes casted, as per the consolidated voting map attached hereto, the appointment and hiring of the Appraiser, pursuant to and for the purposes of Section 256 of the Corporation Law.

(2) To approve, by the majority of the votes casted, as per the consolidated voting map attached hereto, the Appraisal Report.

(3) To ratify, by the majority of the votes casted, as per the consolidated voting map attached hereto, the acquisition, by the Company, of shares representing 100% of the capital stock of Cozani, pursuant to Section 256 of the Corporation Law, as provided in the Management Proposal;

(3.1) It is recorded, as detailed in Item 4 of the Management Proposal for this Shareholders’ Meeting, according to Section 256, paragraph 2 of the Corporation Law, that the Transaction ratified by the Company in this occasion will grant its dissenting shareholders the withdrawal right, to be exercised within thirty (30) days from the date of publication of the minutes of this Shareholders’ Meeting, according to the requirements and procedures described in the Notice to Shareholders to be disclosed by the Company.

(4) The ratification of the appointments of the Board of Directors’ members held on April 26th, 2022, pursuant the terms of Section 150 of the Corporation Law and Section 20, Paragraph 2 of the Company’s By-Laws, was put to a vote, which was approved by a majority of the votes casted, as per the consolidated voting map attached hereto, ratifying the appointments of the Board of Directors’ members, as follows:

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CONT. MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A June 28th, 2022

(i)       Adrian Calaza, Argentinian, married, bachelor in business administration, holder of Spanish passport No. XDD931202, valid thru August 24th, 2031, domiciled in Corso d’Italia 41, 00198, City of Rome, Italy; and

(ii)       Michela Mossini, Italian, single, bachelor in economics, holder of Italian passport No. YA5695649, valid thru November 11th, 2023, domiciled in Corso d’Italia 41, 00198, City of Rome, Italy.

The Company stated that they have obtained from the Directors, whose elections are now ratified, the confirmation that they have the necessary qualifications and meet the requirements established by the Corporation Law, by the CVM Instruction No. 367 and by the Company’s By-Laws, in order to occupy the position of member of the Company’s Board of Directors. The aforementioned members of the Board of Directors will have term of office until the Annual Shareholders’ Meeting of the Company to be held in 2023 and shall be invested in the positions by fulfilling the applicable conditions and signing the respective terms of investiture, as well as the other pertinent documents, in the form and within the period established in Corporation Law, in the CVM Instruction No. 367, in the Company’s By-Laws and in the Regulamento do Novo Mercado of B3.

CLARIFICATIONS: The Board received and registered the votes and the abstentions casted by the shareholders that attended this Extraordinary Shareholders’ Meeting, which were properly presented and computed in the resolutions above, as per the consolidated voting map attached hereto.

VOTING MAP: Pursuant to Section 33, paragraph 4, of the CVM Resolution No. 80, the consolidated voting map attached hereto, which is part of these minutes, indicates the number of votes in favor, against and the abstentions for each resolution, as well as the respective percentage.

CLOSING: With nothing further to discuss, the Chairman of the Board suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read, approved by all the attending shareholders and executed by the Chairman, by the Secretary of the Board and by the attending shareholders who willing to sign them.

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CONT. MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A June 28th, 2022

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), June 28th, 2022.

JAQUES HORN
Secretary

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CONT. MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A June 28th, 2022

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 28, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer